Exhibit 99.1

Sundance Energy Australia Limited

28 Greenhill Road, Wayville. South Australia. 5067       ACN 112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Activities Report for the Quarter Ended 30 September 2015

Highlights

Continued Execution on Operating Objectives	• Achieved year-to-date production of 7,934 Boe/d and third quarter production of 6,710 boe/d. Third quarter production was negatively impacted by ~900 Boepd due to shut-in wells related to:

•        Hook up of hydrogen sulfide (H2S) treatment facilities on additional pad. Shut in 8 gross (8.0 net) wells for ~79 days during installation of the facilities resulting in estimated lost production of ~600 Boe/d and

• Force majeure shut-in by gas marketer resulting in estimated lost production of ~300 Boe/d.

•        Quarterly production pro forma allowing for estimated lost production was ~7,600 Boe/d and September actual production of ~8,300 Boe/d; the Company reaffirms its 2015 production guidance of 7,850 — 8,500 Boe/d.

•        Realized Adjusted EBITDAX of $52.9 million year-to-date and $11.8 million for the third quarter with EBITDAX margins of 72% and 64% respectively, despite approximately 50% decrease in realized pricing period-over-period.

•        Reduced cash operating costs from $20.39 / Boe for the nine months ended 30 September 2014 to $14.50/ Boe for the nine months ended 30 September 2015 primarily due to a $3.90 per Boe reduction in general and administrative expenses.

Growing Business within Cash Flows	• The Ammann EFS 1HA and 2HA (both Dimmit wells with ~9,100 ft laterals) achieved peak 24-hour production rates of 918 and 640 Boe/d respectively.

•        Funded all of the Company’s year-to-date drilling, completion and well facility capital expenditures of $51.0 million with Adjusted EBITDAX of $52.9 million. In addition, the Company spent $18.1 million on field optimisation projects that are expected to increase cash flows through gas sales (eliminating flared production) or reduce lease operating expenses.

• Closed the acquisition of New Standard Energy’s Eagle Ford and Cooper Basin assets.
• 23 gross (13.5 net) horizontal wells were waiting on completion at quarter end, of which 10 gross (9.6 net) were Sundance-operated.

Clean Balance Sheet with Flexibility

•        As at the date of this report, the Company’s oil hedges covered a total of 1.5 million bbls through 2019 with a weighted average floor of $56.15 and ceiling of $80.24; including 185,000 bbls in the fourth quarter of 2015 and 557,000 bbls in 2016 with weighted average floors of $64.01 and $57.77, and weighted average ceilings of $78.75 and $76.89, respectively.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Nine Months Ended
		30 September		30 September
Unaudited	Units	2015	2014	2015	2014
Production Summary, net of Royalties
Oil Production	Bbls	370,882	456,813	1,396,284	1,093,198
Natural Gas Production, excluding flare	Mcf	681,433	466,564	1,899,360	1,271,915
NGL Production	Bbls	117,592	77,878	267,186	183,743
Total Production, excluding flare	Boe	602,046	612,452	1,980,031	1,488,927
Average Daily Production, excluding flare	Boe/d	6,544	6,657	7,252.86	5,454
Flared Gas	Boe/d	166	378	681	407
Average Daily Production, including flare	Boe/d	6,710	7,035	7,934	5,861
Sales Revenue, net of Royalties
Oil Sales	US$000s	16,252	42,520	66,599	104,240
Natural Gas Sales	US$000s	953	1,527	3,660	5,360
NGL Sales	US$000s	1,159	2,426	3,216	6,285
Total Sales Revenue	US$000s	18,364	46,473	73,475	115,885
Realised Product Pricing
Oil	US$/Bbl	43.82	93.08	47.70	95.35
Effect of Hedging	US$/Bbl	7.95	(0.15)	5.62	(0.50)
Net Oil	US$/Bbl	51.77	92.93	53.32	94.85
Natural Gas	US$/Mcf	1.40	3.27	1.93	4.21
Effect of Hedging	US$/Mcf	0.19	0.09	0.17	(0.06)
Net Natural Gas	US$/Mcf	1.59	3.36	2.10	4.15
NGL	US$/Bbl	9.86	31.16	12.04	34.21
Total Average Realised Price	US$/Boe	30.50	75.88	37.11	77.83
Effect of Hedging	US$/Boe	5.12	0.04	4.12	0.41
Total Net Average Realised Price	US$/Boe	35.62	75.92	41.23	78.24

Revenue for the quarter decreased by $28.1 million, or 61 percent, to $18.4 million compared to the same period in the prior year.  This decrease in revenue was primarily due to lower realised pricing of $43.82 per barrel and $1.40 per Mcf in the current quarter compared to $93.08 per barrel and $3.27 per Mcf for oil and natural gas, respectively, in the prior year, which negatively impacted revenue by $22.0 million.  In addition, production volumes slightly decreased by 113 Boe/d to 6,544 Boe/d which resulted in lower revenue of $6.1 million.

All amounts shown in this report are unaudited.

For the quarter ended 30 September 2015, the Company produced an average of 6,710 Boe/d, which includes 166 Boe/d of flared gas. During the quarter, the Company completed the connection of H2S treatment facilities on an additional pad. Prior to completion, 8 gross (8.0 net) wells were shut-in for approximately 79 days resulting in estimated lost production of ~600 Boe/d.  In addition, the Company was subject to force majeure shut-in by its gas marketer resulting in estimated lost production of ~300 Boe/d.  Pro forma production, including the estimated lost production was approximately 7,600 Boe/d.

	Three Months Ended		Nine Months Ended
	30 September		30 September
Unaudited (US$000s, except per BOE)	2015	2014	2015	2014
Operating Activity
Sales Revenue, net of Royalties	$18,364	$46,474	$73,476	$115,886
Lease Operating Expenses (LOE)	(5,240)	(3,648)	(14,015)	(10,126)
Production Taxes	(1,106)	(2,650)	(4,347)	(6,659)
Cash G&A, net of amounts capitalised	(3,455)	(4,309)	(10,344)	(13,579)
LOE/Boe:	$8.70	$5.96	$7.08	$6.80
Production taxes as a % of revenue	6.0%	5.7%	5.9%	5.7%
Cash G&A/Boe:	$5.74	$7.04	$5.22	$9.12
Adjusted EBITDAX (1)	$11,805	$36,049	$52,949	$86,144
Adjusted EBITDAX Margin	64.3%	77.6%	72.1%	74.3%

(1) The nine months ended 30 September 2015 excludes debt extinguishment costs of ~$1.5 million.

The Company has reduced its cash costs by 29 percent to $14.50/Boe for the nine months ended 30 September 2015 compared to the same prior year period.  Cash costs include cash paid for LOE, production taxes, and G&A, net of amounts capitalised.

Lease Operating Expenses (LOE)

LOE per Boe was $7.08 for the nine month period ended 30 September 2015 and $8.70 per Boe for the third quarter of 2015 compared to $6.80 and $5.96, respectively, for the same periods in 2014.  The primary driver of the increase in LOE per Boe for the quarter was workovers performed on wells to improve production and reduce costs.  In addition, the Company had significant non-recurring costs during the quarter related to optimising its separation equipment and upgrading its facility safety and flare systems.

All amounts shown in this report are unaudited.

Production Tax Expense

Production tax expense as a percentage of revenue increased slightly to 5.9 percent for the nine month period ended 30 September 2015 and 6.0 percent for the third quarter of 2015, compared to 5.7 percent for the comparable periods of 2014. The increase in the 2015 periods was due to a change in production mix from various severance tax jurisdictions.

Cash General and Administrative Costs (G&A)

Cash G&A per Boe, net of amounts capitalized, decreased 43 percent to $5.22 per Boe for the nine months ended 30 September 2015 compared to the same period in 2014, primarily due to lower salary-related expenses and professional fees. The Company has also captured economies of scale in its fixed overhead cost structure due to increased production levels.

Cash G&A per Boe, net of amounts capitalized, decreased 18 percent to $5.74 per Boe for third quarter of 2015 compared to the same period in 2014, primarily due to lower salary-related expenses and professional fees, partially offset by costs associated with the acquisition of New Standard Energy.

Adjusted EBITDAX

The Company’s Adjusted EBITDAX decreased by $33.2 million to $52.9 million, (72 percent of revenue) for the nine month period ended 30 September 2015 compared to $86.1 million, (74 percent of revenue), for the same period in 2014.  Despite significantly lower pricing, the Company has been able to maintain relatively high Adjusted EBITDAX margin.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).

The Company’s development activities for the quarter ended 30 September 2015 are summarised below:

	PRODUCING				IN PROGRESS
						Waiting on	Fraccing/
GROSS WELLS	30-Jun-15	New	Acquired	30-Sep-15	Drilling	Frac	Production Testing	Total
Eagle Ford	82	3	11	96	—	16	—	16
Anadarko Basin	66	—	—	66	—	5	—	5
Total	148	3	11	162	—	21	—	21

	PRODUCING				IN PROGRESS
						Waiting on	Fraccing/
NET WELLS	30-Jun-15	New	Acquired	30-Sep-15	Drilling	Frac	Production Testing	Total
Eagle Ford	57.8	3.0	7.1	67.9	—	10.6	—	10.6
Anadarko Basin	28.5	—	—	28.5	—	2.9	—	2.9
Total	86.3	3.0	7.1	96.4	—	13.5	—	13.5

Eagle Ford

During the quarter, the Company completed 3.0 gross (3.0 net) wells and acquired certain assets from NSE, which included 11 gross (7.1 net) wells and 2 wells in progress, one of which was subsequently completed by Sundance.

The Company had 18 gross (10.6 net) wells waiting on completion as at 30 September 2015.  The Company anticipates completing 3 gross (3.0 net) wells in the fourth quarter and the remainder are expected to be completed in 2016.

Eagle Ford producing wells contributed 5,776 Boe/d (86 percent) of total production during the quarter compared to 5,124 Boe/d (52 percent) of total Boe/d produced during the same period of 2014.  The Company operated 99 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company did not bring on any new wells in the Greater Anadarko Basin.   As at 30 September 2015, Sundance had 5 gross (2.9 net) wells waiting on completion.  The Company has elected to defer completion of 3 gross (2.6 net) operated wells until 2016 or later.

Greater Anadarko producing wells contributed 934 Boe/d (14 percent) of total production during the quarter compared to 1,574 Boe/d (22 percent) of total Boe/d produced during the same period of 2014.  The Company operated 66 percent of its Greater Anadarko production for the quarter.

All amounts shown in this report are unaudited.

Liquidity and Balance Sheet Flexibility

Liquidity and Debt

As at 30 September 2015, the Company had $6.4 million of cash and cash equivalents and $65 million of undrawn borrowing capacity, including its $50 million accordion feature, for total liquidity of $71.4 million.

Sources and Uses of Cash

During 2015 the Company has spent $51 million on drilling and completions, $18 million on facilities and field infrastructure projects, $36 million on acquisitions and leasing, and $5 million on debt refinancing.  These expenditures have primarily been funded by cash flow and debt draws.  The decrease in cash from the beginning of 2015 of $63 million is primarily attributable to the $54 million paydown of accounts payable and accrued liabilities primarily related to 2014 capital expenditures.

The following year-to-date 2015 and comparative 2014 cash sources and uses graph illustrates the Company’s prudent down-cycle cash management strategy:

YTD SOURCES AND USES OF CASH (MM)
2015
2014
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$-
Net decrease in cash $62.8
Net decrease in cash $46.0
Debt draws, net of financing fees $50.2
Operating cash flow / EBITDAX $52.9
Paydown of 12/31 AP and accruals $53.9
Interest paid
Acquisitions
Leasehold acquisition and exploration
Shared facilities and special project CapEx
Drilling, completion and facilities $51.0
Divestitures $119.2
Issuance of shares $68.5
Debt draws, net of financing fees $49.4
Operating cash flow / EBITDAX $86.1
Paydown of 12/31 AP and accruals $49.9
Income taxes paid
Acquisitions
Leasehold acquisition and exploration
Drilling, completion and facilities $243.5
Sources
Uses
Sources
Uses

Note:  Capital expenditures and interest amounts shown are on accrued basis.

All amounts shown in this report are unaudited.

Derivative Contracts

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls) (1)	Floor	Ceiling	Units (Mcf) (1)	Floor	Ceiling
Q4 2015	185,444	$64.01	$78.75	330,000	$3.05	$3.20
2016	557,023	$57.77	$76.89	1,080,000	$2.86	$3.58
2017	360,000	$50.71	$79.92	720,000	$3.02	$3.90
2018	252,000	$55.32	$81.53	450,000	$3.14	$4.31
2019	168,000	$55.00	$87.71	360,000	$3.27	$4.65
Total	1,522,467	$56.15	$80.24	2,940,000	$3.01	$3.86

(1)         The Company’s outstanding derivative positions include swaps totaling 469,000 Bbls and 780,000 Mcf, which are included in the weighted average floor value.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 September 2015

Consolidated statement of cash flows

				Year to date
			Current quarter	(9 months)
			US$’000	US$’000
Cash flows related to operating activities
1.1		Receipts from product sales and related debtors	18,534	78,622

1.2	Payments	(a) exploration & evaluation	(4,994)	(20,495)
		(b) development (1)	(12,810)	(122,529)
		(c) production	(8,427)	(23,923)
		(d) administration	(4,802)	(11,668)

1.3		Dividends received
1.4		Interest and other items of a similar nature received	NIL	34
1.5		Interest and other costs of finance paid	(1,641)	(4,283)
1.6		Income taxes paid (refund)	191	191
1.7		Other (derivatives)	2,334	7,897
			(11,615)	(96,154)
		Net Operating Cash Flows

		Cash flows related to investing activities
1.8		Payment for purchases of: (a) prospects	(15,466)	(15,466)
		(b) equity investments		(189)
		(c) other fixed assets	(5)	(310)
1.9		Proceeds from sale of: (a) prospects	81	81
		(b) equity investments
		(c) other fixed assets
1.10		Loans to other entities
1.11		Loans repaid by other entities
1.12		Other (changes in escrow)

		Net investing cash flows	(15,390)	(15,884)
1.13		Total operating and investing cash flows (carried forward)	(27,005)	(112,038)
1.13		Total operating and investing cash flows (brought forward)	(27,005)	(112,038)

		Cash flows related to financing activities
1.14		Proceeds from issues of shares, options, etc.
1.15		Proceeds from sale of forfeited shares
1.16		Proceeds from borrowings	30,000	200,000
1.17		Repayment of borrowings		(145,000)
1.18		Dividends paid
1.19		Other (2)	(51)	(5,088)

		Net financing cash flows	29,949	49,912

		Net increase (decrease) in cash held	2,944	(62,126)

1.20		Cash at beginning of quarter/year to date	3,493	69,217
1.21		Exchange rate adjustments to item 1.20	(21)	(675)

1.22		Cash at end of quarter	6,416	6,416

(1) YTD amount includes approximately $54 million paydown of accrued capital expenditure from 31 December 2014.  On an accrual basis, YTD 2015 development capital expenditures were approximately $70 million.

(2) Includes deferred financing fees and cash debt extinguishment related to old credit facilities.

All amounts shown in this report are unaudited.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	193
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL
1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

All amounts shown in this report are unaudited.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Revolver, Term and Accordion Term Credit Facilities)	250,000	185,000
3.2	Credit standby arrangements

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	(400)
4.2	Development	(14,000)
4.3	Production	(5,300)
4.4	Administration	(3,500)
	Total	(23,200)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	6,414	3,493
5.2	Deposits at call
5.3	Bank overdraft
5.4	Other
	Total: cash at end of quarter (item 1.22)	6,414	3,493

All amounts shown in this report are unaudited.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	31,609	29,185
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	New Standard Energy Acquisition	33,096	39,432

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	559,103,562	559,103,562
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	6,000,000 shares issued related to New Standard Acquisition 3,752,335 RSUs converted to ordinary shares	6,000,000 shares issued related to New Standard Acquisition 3,752,335 RSUs converted to ordinary shares
7.5	+Convertible debt securities (description)

All amounts shown in this report are unaudited.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	2,730,000 Options* 5,011,781 RSUs**	Weighted Average Option Exercise Price - A$0.88	Weighted Average Remaining Option Term — 2.8 years
7.8	Issued during quarter	Nil Options 2,809,479 RSUs**
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options 3,752,335 RSUs**
7.10	Expired during quarter	Nil options 6,340 RSUs**
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

*	As previously disclosed, all outstanding options are expected to be formally converted to 1,275,000 RSU’s in the fourth quarter.
**	RSUs - Restricted share units

All amounts shown in this report are unaudited.

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:	Date:	October 30, 2015

Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                  Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

All amounts shown in this report are unaudited.